[ON WOODS ROGERS & HAZLEGROVE, P.L.C. LETTER HEAD]

FAITH M. WILSON
540 983-7633
INTERNET: wilson@woodsrogers.com


                                November 24, 1998



VIA EDGAR TRANSMISSION

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004

        In Re: Joint Application on Form U-1 of RGC Resources, Inc. and Roanoke
               Gas Company

Gentlemen:

     On October 16, 1998, a Joint Application on Form U-1 was filed on behalf of each of RGC Resources, Inc. and Roanoke Gas Company. The file number for RGC Resources, Inc. is 070- 09391. The file number for Roanoke Gas Company is 070-09389. We have been advised by the Staff that it is desirable to have only one file number for the Joint Application. Accordingly, upon recommendation of the Staff, we hereby request the withdrawal of File No. 070-09389 (Roanoke Gas Company). File No. 070-09391 (RGC Resources, Inc.) is NOT being withdrawn and will be used for all subsequent filings in connection with the Joint Application.

     If you have any questions or if additional information is required, please contact the undersigned at (540) 983-7633.

                                Very truly yours,

                       WOODS, ROGERS & HAZLEGROVE, P.L.C.



                               s/Faith M. Wilson
                                 Faith M. Wilson

FMW/cmc
cc:     John Brandenburg